Exhibit 99

VIRGINIA ELECTRIC AND POWER COMPANY

CONDENSED CONSOLIDATED EARNINGS STATEMENT

(Unaudited)

Twelve Months Ended March 31, 2007
(millions)
Operating Revenue	$5,713

Operating Expenses	4,755

Income from operations	958

Other income	74

Interest and related charges	280

Income before income tax expense	752

Income tax expense	282

Net Income	470

Preferred dividends	16

Balance available for common stock	$454